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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Adept Technology, Inc.
        ----------------------------------------------------------------
                               (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   006854-103
        ----------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.                      006854-103

(1)     Names of Reporting Persons            Westinghouse Holdings Corporation
        SS or IRS Identification Nos. Of Above Person  25-1638829

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization                 Delaware

Number of Shares          (5)     Sole Voting Power                 0
Beneficially
Owned by Each             (6)     Shared Voting Power               0
Reporting Person
With                      (7)     Sole Dispositive Power            0

                          (8)     Shared Dispositive Power          0

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    0


(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                  (   )

(11)    Percent of Class Represented by Amount in Row (9)           0

(12)    Type of Reporting Person (See Instructions)                  CO


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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

Item 1(a)         Name of Issuer:

                  Adept Technology, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  150 Rose Orchard Way
                  San Jose, CA 95134

Item 2(a)         Name of Person Filing:

                  Westinghouse Holdings Corporation

Item 2(b)         Address of Principal Business Office, or if None, Residence:

                  314 West 90th Street
                  Minneapolis, MN 55420

Item 2(c)         Citizenship:

                  Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  006854 10 3

Item 3            N/A


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Item 4   Ownership:

         (a)      Amount Beneficially Owned:

                  0

         (b)      Percent of Class:

                  0

         (c)      Number of Shares as to Which Such Person Has:

                  (i)      Sole Voting Power:

                           0

                  (ii)     Shared Voting Power:

                           0

                  (iii)    Sole Dispositive Power:

                           0

                  (iv)     Shared Dispositive Power:

                           0

Item 5   Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6   Ownership of More than Five Percent on Behalf of Another Person:

                  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding
         Company:

                  N/A


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Item 8   Identification and Classification of Members of the Group:

                  N/A

Item 9   Notice of Dissolution of Group:

                  N/A

Item 10  Certification:

                  N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date:    February 10, 1997

                                        WESTINGHOUSE HOLDINGS CORPORATION

                                        By: /s/ MICHAEL W. HUBER
                                           ------------------------------
                                            Michael W. Huber
                                            Vice President


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